SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer's ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE FIFTY SIXTH ANNUAL GENERAL MEETING

1. PLACE: Rua Coronel Dulcídio 800, Curitiba - State of Paraná. 2. DATE AND TIME: April 28, 2011 at 2:30 pm. 3. CALL NOTICE: The call notice was published in the Official Gazette of the State of Paraná and the newspapers "Diário Comércio, Indústria & Serviços” of São Paulo and "Gazeta do Povo". 4. QUORUM:  67.79% of the voting shares and 46.49% of the total preferred shares. 5. PRESIDING BOARD: IVAN LELIS BONILHA – Chairman and Representative of the State of Paraná; MAURICIO SCHULMAN – Chairman of the Company’s Board of Directors; MARLOS GAIO - Secretary. 6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

            ITEM 1 – Approved, the Annual Management and Sustainability Report, balance sheet and other financial statements for the fiscal year 2010;

            ITEM 2 – Approved, the Executive Board’s Proposal for the Allocation of Net Income for Fiscal Year 2010 of R$ 987,807,577.24, corresponding to R$ 3.6097 per share of the paid-in capital stock, to be distributed as follows: a)  R$ 49,390,378.86, equivalent to 5% of net income, to the constitution of the Legal Reserve; b)  distribution of earnings to shareholders in the amount of R$ 281.5 million, as follows: i) dividends, in the gross amount of R$ 81,460,210.95, as follows: R$ 0.28328 per common share (ON), R$ 1.04782 per class A preferred share (PNA), and R$ 0.31167 per class B preferred share (PNB); and ii) Interest on Equity in place of dividends, in the gross amount of R$ 200 million, of which R$85 million has already been declared and paid on September 20, 2010, with the balance R$ 115 million to be paid as follows: R$ 0.40037 per common share (ON), R$ 1.15087 per class A preferred share (PNA) and R$ 0.44049 per class B preferred share (PNB); c) R$ 760,073,990.61, corresponding to the remaining net income for the year plus the realization of the asset valuation reserve, to be allocated to the Profit Retention Reserve to fund the Company’s investment program. Starting from fiscal year 2010, the amount allocated to retained earnings is the sum of the balance net income for the fiscal year (after the legal reserve, interest on equity and dividends) and the increase in Retained Earnings resulting from the valuation adjustments pursuant to item 28 of ICPC 10, in the amount of R$ 103,117,003.18; and d.  R$ 70,350,000.00 – the difference in relation to the original proposal arose after the final calculation of the 2010 results and the performance indicators mentioned in the specific collective bargaining agreement - to be paid to employees by the Wholly Owned Subsidiaries as their share of profits from the productivity-based bonus scheme. The net income will be distributed in up to sixty (60) days from the date of this Meeting, to shareholders registered as such on this date (April 28, 2011). Copel’s shares will be traded ex-dividends and ex-interest on equity as of April 29, 2011 inclusive;

            ITEM 3 – approved the amendment to the head provision of Article 4 in accordance with the power granted by paragraph 1 of Article 7, of the Company’s Bylaws, due to the conversion of PNA shares to PNB shares as per shareholders’ request;

            ITEM 4 – elected and/or reelected to the Board of Directors for the term from 2011 to 2013, Messrs: Mauricio Schulman (Chairman), Lindolfo Zimmer (Executive Secretary), Paulo Procopiak de Aguiar, José Richa Filho, Ivan Lelis Bonilha and Pedro Luiz Cerize. Two positions on the Board, guaranteed to BNDESPar by the shareholders’ agreement and one position for the employees’ representative, remain vacant on account of the electoral process and will be filled at the General Meeting to be opportunely called;

            ITEM 5 – elected and/or reelected to the Fiscal Council for the term from 2011 to 2012: a) as effective members: Joaquim Antonio Guimarães de Oliveira Portes; Luiz Eduardo da Veiga Sebastiani, Jorge Michel Lepeltier and Wancler Ferreira da Silva, with one position remaining vacant; and b) as alternate members:  Osni Ristow, Sergio Roberto Zonatto, Marcelo Cerize; José Luiz Montans Anacleto Júnior and Roberto Brunner;

            ITEM 6 – Approved, the total annual compensation, including charges, for management and members of the Fiscal Council in the amount of R$ 8,700,000.00 for fiscal year 2011;

            ITEM 7 – SIGNATURES:  MAURICIO SCHULMAN – Chairman of the Board of Directors; IVAN LELIS BONILHA – Representative of the State of Paraná and Chairman of the Meeting; LINDOLFO ZIMMER – Executive Secretary of the Board of Directors and CEO of the Company; JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council; JOSE RICARDO FARIA GOMEZ – Deloitte Touche Tohmatsu; LILIA MARIA MUSIAT – THE BANK OF NEW YORK ADR DEPARTMENT; MARCELO CERIZE – SKOPOS CARDEAL FUNDO DE INVESTIMENTO EM AÇÕES; SKOPOS MASTER FUNDO DE  INVESTIMENTO EM AÇÕES; SKOPOS FUND, LLC; SKOPOS HG GREY CITY FUND, LLC;  SKOPOS HG BRK FUND LLC;  LONG BRASIL AÇÕES - FUNDO DE INVESTIMENTO; CLUBE DE INVESTIMENTO DEC; MIGUEL PAVANELA  – ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND;  ADVANCED SERIES TRUST - AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS  EQUITY PORTFOLIO; ADVANTAGE FUNDS, INC. - DREYFUS TOTAL EMERGING MARKETS FUND; ASCENSION HEALTH;  ASCENSION HEALTH MASTER PENSION TRUST;  AT&T UNION WELFARE BENEFIT TRUST; BELL ATLANTIC MASTER TRUST;  BELLSOUTH CORPORATION RFA VEBA TRUST ; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD ; BLACKROCK INSTITUTIONAL TRUST COMPANY,  N. A ; BRANDES EMERGING MARKETS EQUITY FUND ; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC;  CANADA PENSION PLAN INVESTMENT BOARD; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CIBC EMERGING MARKETS INDEX FUND;  CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM;  COLLEGE RETIREMENT EQUITIES FUND;  COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; DUPONT CAPITAL EMERGING MARKETS FUND ; DUPONT PENSION TRUST; EATON VANCE COLLECTIVE INV TRUST FOR EMPLOYEE BENEFIT PLANS - EM MKTS EQ F; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FI CE I PO LLC FIDELITY EMERGING  MARKETS EQUITY CENTRAL FUND; FIDELITY FIXED - INCOME TRUST: FIDELITY SERIES GLOBAL EX  U. S. INDEX FUND; FIDELITY INVESTMENT TRUST:  FIDELITY SERIES EMERGING MARKETS FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FUTURE FUND BOARD OF GUARDIANS; GREEN HG FUND LLC; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; ING MFS UTILITIES PORTFOLIO; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ISHARES II PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL  EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST UTILITIES TRUST; MACQUARIE INV MANAG LTD AS RESPONSIBLE ENTITY FOR ARROWSTREET EM MKTS; MACQUARIE INVEST MGT LTD AS RESP ENT FOR WELL MGT PORT (AUS) - EM MKTS EQ P; MANAGED PENSION FUNDS LIMITED; MFS UTILITIES FUND; MFS VARIABLE INSURANCE TRUST - MFS UTILITIES SERIES; MFS VARIABLE INSURANCE TRUST II - MFS UTILITIES PORTFOLIO; MINISTRY OF STRATEGY AND FINANCE; NEW ZEALAND SUPERANNUATION FUND; NORGES BANK; NORTHEN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; PIONNER EMERGING MARKETS FUND; PIONNER EMERGING MARKETS VCT PORTFOLIO; POLO FUNDO DE INVESTIMENTO EM AÇÕES; POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; PPL SERVICES  CORPORATION MASTER TRUST; RAYTHEON COMPANY MASTER TRUST; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE; SSGA EMERGING MARKETS INDEX PLUS NON-LENDING COMMON TRUST FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF OREGON; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE OF WYOMING, WYOMING STATE TREASURER; STATE STREET EMERGING MARKETS; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE EMM UMBRELLA FUNDS; THE MASTER TR BANK OF JAPAN, LTD. A TR FOR PINEBRIDGE EM MKTS EQ MOTHER FD II; THE MCGRAW HILL RETIREMENT PLAN COLLECTIVE INVESTMENT TRUST; THE MONETARY AUTHORITY OF SINGAPORE; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; THE PENSION RESERES INVESTMENT MANAGEMENT BOARD; THE PNC FINANCIAL SERVICES GROUP, INC. PENSION PLAN; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RETIREMENT  SYSTEM OF MISSOURI; THE ROYAL BANK OF SCOTLAND PLC TAGG FUND; THE ROYAL BNK OF SCOTLAND PLC AS T OF ARTEMIS INST G CAP FUN; THE SAN FRANCISCO CITY AND COUNTY EMPLOYEES RETIREMENT SYSTEM; TIAA-CREF FUNDS - TIAA - CREF EMERGING MARKETS EQUITY INDEX FUND; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TR; UNIBANCO ENERGIA FUNDO DE INVESTIMENTO EM AÇÕES; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN SF; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INT EQ I FUNDS; VINSON FUND, LLC; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; WELLINGTON TRUST COMPANY N.A.; WEST VIRGINIA INVESTMENT MANAGEMENT

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BOARD; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WHEELS COMMON INVESTMENT FUND; WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P. MARLOS GAIO, Secretary.

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The full text of the Minutes of the 56th Annual General Meeting  was recorded on pages 053 to 063 of Book no. 10, of Companhia Paranaense de Energia – COPEL, registered at the Commercial Registry of the State of Paraná under no. 08/167840‑1 on July 16, 2008.

MARLOS GAIO

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.